UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 32570 / March 23, 2017

_____

In the Matter of   :
                                                              :
HARTFORD LIFE INSURANCE COMPANY   :
HARTFORD LIFE AND ANNUITY   :
   INSURANCE COMPANY   :
HARTFORD LIFE INSURANCE COMPANY   :
   SEPARATE ACCOUNT THREE   :
HARTFORD LIFE AND ANNUITY INSURANCE   :
   COMPANY SEPARATE ACCOUNT THREE :
HARTFORD LIFE INSURANCE COMPANY   :
   SEPARATE ACCOUNT SEVEN   :
HARTFORD LIFE AND ANNUITY INSURANCE   :
   COMPANY SEPARATE ACCOUNT SEVEN :
HIMCO VARIABLE INSURANCE TRUST   :
HARTFORD INVESTMENT MANAGEMENT   :
   COMPANY   :
                                                              :
P.O. Box 2999   :
Hartford, CT 06104-2999   :
                                                              :
(812-14447)   :
                                                              :
_____ :

ORDER PERMITTING WITHDRAWAL OF APPLICATION

Hartford Life Insurance Company ("Hartford Life"), Hartford Life and Annuity Insurance Company ("Hartford Life and Annuity," and together with Hartford Life, the "Hartford Life Insurance Companies"); their respective separate accounts, Hartford Life Insurance Company Separate Account Three, Hartford Life and Annuity Insurance Company Separate Account Three, Hartford Life Insurance Company Separate Account Seven, Hartford Life and Annuity Insurance Company Separate Account Seven (collectively, the "Separate Accounts," and together with the Hartford Insurance Companies, the "Section 26 Applicants"); HIMCO Variable Insurance Trust (the "Trust"), Hartford Investment Management Company (collectively with the Section 26 Applicants and the Trust, the "Section 17 Applicants"; the Section 26 Applicants and the Section 17 Applicants are also collectively referred to as the "Applicants") filed an application on April 21, 2015, and amended and restated applications on May 25, 2016 and August 31, 2016. The Section 26 Applicants requested an order pursuant to section 26(c) of the Investment Company Act of 1940 (the "Act") to approve the substitutions of shares of certain registered management investment companies with shares of certain other registered management investment companies ("Substitutions"). The Section 17 Applicants requested an order under section 17(b) of the Act exempting them from section 17(a) of the Act to the extent necessary to permit them to engage in certain in-kind transactions in connection with the Substitutions.

On December 8, 2016, a notice of the filing of the application was issued (Investment Company Act Release No. 32386). The notice gave interested persons an opportunity to request a hearing and stated that an order granting the application would be issued unless a hearing was ordered. The notice gave interested persons until January 3, 2017 to request a hearing on the application.

On December 28, 2016, Scott L. Stolz, Senior Vice President of Private Client Group Investment Products of Raymond James Financial ("Raymond James"), submitted a request for a hearing on behalf of Raymond James. On December 29, 2016, Andrea D. Calhoun and Steven Calhoun submitted a request for a hearing on the application. On December 30, 2016, Thomas S. Harman of Morgan, Lewis & Bockius LLP submitted a request for a hearing on behalf of American Funds Insurance Series ("AFIS"). On December 30, 2016, Harvey L. Pitt of Kalorama Legal Services, PLLC submitted a request for a hearing on behalf of Capital Research and Management Company ("CRMC," and, together with Raymond James, Andrea and Steven Calhoun, and AFIS, the "Hearing Requestors").

By Form APP-WD filed with the Commission on March 22, 2017, Applicants requested that the application be withdrawn.

No request for a hearing has been filed other than those of the Hearing Requestors, and the Commission has not ordered a hearing.

The matter has been considered and it is found appropriate to permit withdrawal of the application.

Accordingly, in the matter of Hartford Life Insurance Company, et al. (File No. 812-14447),

IT IS ORDERED, that the application is withdrawn.

For the Commission, by the Division of Investment Management, under delegated authority.

Eduardo A. Aleman
Assistant Secretary